Exhibit 99.1

Granite REIT Announces C$330.7 Million in Acquisitions and a New Build-to-Suit Lease at Its Houston Development

TORONTO--(BUSINESS WIRE)--August 24, 2021--Granite Real Estate Investment Trust (“Granite” or the “REIT”) (TSX: GRT.UN / NYSE: GRP.U) announced today that it has acquired one development property in Canada and has agreed to acquire five income-producing properties in the United States together comprising approximately 4.2 million square feet at a combined purchase price of approximately C$330.7 million. In addition, Granite announced that it has entered into a 690,000 square foot build-to-suit lease with a leading e-commerce retailer, to be constructed as the second phase of its Houston development.

Kevan Gorrie, Granite’s President and Chief Executive Officer commented that, “These transactions reflect our ongoing commitment to developing and acquiring institutional-quality assets in key distribution and e-commerce markets in Canada, the U.S. and Europe. The acquisition of the development site provides us with the opportunity to leverage our platform and expertise to develop state-of-the-art facilities at scale in an active and rapidly-growing distribution node. Upon stabilization, the Brantford development is expected to generate significant NAV growth for our unitholders. We are also pleased to add scale in our target markets in the U.S. via the acquisitions of the income-producing properties. These modern assets are consistent with the quality of our existing portfolio and possess strong potential for NOI and NAV growth. Finally, we are excited to announce our first major Build-to-Suit project in Houston, which will complement the initial phase of our development already in progress. This build-to-suit project, involving a national e-commerce tenant, will generate a yield consistent with our pro forma development yield for the overall project.”

Canadian Acquisition

Brantford, Ontario Development Land

On August 16, 2021, Granite acquired a 92.2 acre parcel of land in Brantford, Ontario for the development of a multi-phased business park comprising a total of approximately 1.7 million square feet of modern distribution and logistics space for $62.2 million. The greenfield site is serviced and capable of accommodating state-of-the-art buildings ranging from 100,000 square feet to 500,000 square feet with the first phase of construction anticipated to commence in the third quarter of 2022. The project is anticipated to generate a stabilized development yield of approximately 5.5%. The site is centrally located 0.5 kilometers from Highway 403, in one of Brantford's rapidly evolving distribution nodes, providing access to nearly 8.8 million people within a 90-minute drive. The property is one of the development properties referred to in Granite’s June 2, 2021 press release as being the subject of exclusive negotiations.

U.S. Acquisitions

1600 Rock Creek Boulevard, Joliet, Illinois

Granite has agreed to acquire a 0.1 million square foot modern distribution facility located in the Chicago submarket of Joliet, IL for $20.8 million (US $16.4 million). The property is 100% leased to two tenants for a weighted average remaining lease term of 4.4 years and is being acquired at an in-going yield of 4.9%. Located in immediate proximity to Granite’s three recently acquired assets in Chicago, the building features 32’ clear height and is situated on 8 acres of land, near the intersection of the I-55 and I-80. The acquisition is subject to customary closing conditions and is expected to close in the third quarter of 2021. The property is one of the income-producing properties referred to in Granite’s June 2, 2021 press release as being the subject of exclusive negotiations.

U.S. Portfolio Acquisition

Chicago (0.4 million square feet)	Cincinnati (0.7 million square feet)	Memphis (1.3 million square feet)
1243 Gregory Dr., Antioch, IL	60 Logistics Blvd., Richwood, KY	12577 Stateline Rd. Olive Branch, MS & 8740 South Crossroads Dr., Olive Branch, MS

Granite has agreed to acquire a portfolio of four modern distribution warehouses located in Chicago, Cincinnati and Memphis, collectively totaling 2.4 million square feet. The properties are being acquired at a combined purchase price of approximately $247.7 million (US $195.0 million) representing an in-going yield of 4.7%. The properties are 100% leased to seven tenants for a weighted average remaining lease term of 3.2 years. These institutional-quality assets have minimum 32’ clear heights with an average age of 8 years. All of the assets are well located in their respective markets, with close proximity to key transportation and distribution infrastructure. The acquisition is subject to customary closing conditions and is expected to close in the third quarter of 2021.

The Canadian acquisition was funded using cash on hand and the U.S. acquisitions are expected to be funded from Granite’s cash on hand.

Houston Development

Granite and its partner NorthPoint Development have entered into a new build-to-suit lease with a leading e-commerce retailer at its Houston Development NorthPoint 90, for an initial term of 10.9 years. The approximately 690,000, 40’ clear height, modern distribution building is being constructed as the second phase of the multi-phase development, in addition to the initial phase one of approximately 700,000 square feet currently under construction. This build-to-suit project is estimated to be completed in the third quarter of 2022.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 119 investment properties representing approximately 51.3 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the expected square footage and stabilized yield of the Brantford development lands, the expected timing of the closing of the Unites States acquisitions, the expected completion date and development yield of the second phase of the Houston development or the impact of such acquisitions on Granite’s net operating income and net asset value and Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of the events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such events, performance or results will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite Real Estate Investment Trust and Granite REIT Inc. dated March 3, 2021 (the “Annual Information Form”) and management’s discussion and analysis of results of operations and financial position for the three and six month periods ended June 30, 2021 (the “Q2 MD&A). The “Risk Factors” section of the Annual Information Form and the Q2 MD&A also contain information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

Contacts

Teresa Neto
Chief Financial Officer
647-925-7560
or
Andrea Sanelli
Manager, Legal & Investor Services
647-925-7504